                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form N-8F

                               File No. 811-07667

    Application for Deregistration of Certain Registered Investment Companies

                               Dated: May 23, 2003

                         Pursuant to Section 8(f) of the
                         Investment Company Act of 1940

                        Berger Worldwide Portfolios Trust

                              (Name of Registrant)

                         210 University Blvd., Suite 800
                                Denver, CO 80206

                   (Address of Principal Office of Registrant)

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

    [ ] MERGER

    [X] LIQUIDATION

    [ ] ABANDONMENT OF REGISTRATION

         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: BERGER WORLDWIDE PORTFOLIOS TRUST

3.  Securities and Exchange Commission File No.: 811-07667

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

         [X] Initial Application               [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     210 UNIVERSITY BLVD., DENVER, CO, SUITE 800, DENVER, CO 80206

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: BONNIE HOWE, 100 FILLMORE STREET, DENVER, CO 80206-4928, (303) 333-3863

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]: JANUS CAPITAL MANAGEMENT LLC, 100 FILLMORE STREET, DENVER, CO 80206-4928, (303) 333-3863

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

    [X] Management company;

    [ ] Unit investment trust; or

    [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

         [X] Open-end                          [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: BERGER FINANCIAL GROUP LLC, 210 UNIVERSITY BLVD., DENVER, CO 80206; BANK OF IRELAND ASSET MANAGEMENT (U.S.) LIMITED, 75 HOLLY HILL LANE, GREENWICH, CT 06830; BBOI WORLDWIDE LLC, 210 UNIVERSITY BLVD., DENVER, CO 80206

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: BERGER DISTRIBUTORS LLC, 210 UNIVERSITY BLVD., DENVER, CO 80206

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes                               [X] No

         If Yes, for each UIT state:

            Name(s):

            File No.: 811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes                               [ ] No

         If Yes, state the date on which the board vote took place: NOVEMBER 26, 2002

         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes                               [X] No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: THE FUND IS A MASTER TRUST, WHICH HAS ONE SERIES, THE MASTER PORTFOLIO. THE FUND AND THE MASTER PORTFOLIO ARE PART OF A MASTER-FEEDER STRUCTURE, WHICH ALSO IS COMPRISED OF A FEEDER TRUST WITH THREE FEEDER FUNDS. ON MARCH 7, 2003, SHAREHOLDERS OF A FEEDER FUND APPROVED A MERGER OF THAT FEEDER FUND. SHAREHOLDERS OF THE TWO REMAINING FEEDER FUNDS AND SHAREHOLDERS OF THE MASTER PORTFOLIO DID NOT APPROVE THE LIQUIDATION OF THESE FUNDS DUE TO AUTHORITY GRANTED TO THE BOARD IN THEIR RESPECTIVE CHARTERS.

II. DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes                               [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:
        APRIL 21, 2003

    (b) Were the distributions made on the basis of net assets?

         [X] Yes                               [ ] No

    (c) Were the distributions made pro rata based on share ownership?

         [X] Yes                               [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

    (e) Liquidation only:
         Were any distributions to shareholders made in kind?

         [X] Yes                               [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100%: THE FUND IS A MASTER TRUST, WHICH HAS ONE SERIES, THE MASTER PORTFOLIO. THE FUND AND THE MASTER PORTFOLIO ARE PART OF A MASTER-FEEDER STRUCTURE, WHICH ALSO IS COMPRISED OF A FEEDER TRUST WITH THREE FEEDER FUNDS, WHICH FUNDS ARE AFFILIATES OF THE MASTER PORTFOLIO. THE LIQUIDATIONS AND MERGER INVOLVED A DISTRIBUTION OF THE MASTER PORTFOLIO'S ASSETS TO THE FEEDER FUNDS. THE DISTRIBUTION OF THE MASTER PORTFOLIO'S ASSETS TO THE LIQUIDATING FEEDER FUNDS WAS A CASH DISTRIBUTION. THE DISTRIBUTION TO THE REORGANIZING FEEDER FUND WAS MADE IN KIND.

17. Closed-end funds only:
     Has the fund issued senior securities?

            [ ] Yes                               [ ] No

            If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

            [X] Yes                               [ ] No

    If No,
            (a) How many shareholders does the fund have as of the date this form is filed?

            (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ] Yes                               [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

            [ ] Yes                               [X] No

            If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ] Yes                             [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes                               [X] No

         If Yes,
    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i)   Legal expenses: $10,372.18

        (ii)  Other expenses (list and identify separately):
              CONSULTING:              $1,189.24
              TRUSTEE:                 $4,581.68
              PROXY SOLICITATION:      $7,267.04
              AUDITOR:                    $76.58
              TRANSFER AGENT:            $664.64

        (iii) Total expenses (sum of lines (i) to (iii)): $24,151.36

    (b) How were those expenses allocated? NOT APPLICABLE

    (c) Who paid those expenses? JANUS CAPITAL MANAGEMENT LLC; BERGER FINANCIAL GROUP LLC

    (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ] Yes                            [X] No

            If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes                            [X] No

            If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ] Yes                            [X] No

            If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger: 811-_______

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Berger Worldwide Portfolios Trust, (ii) he is the President and a Trustee of Berger Worldwide Portfolios Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                   /s/ Jack R. Thompson
                                                     (SIGNATURE)
                                                   -----------------------------
                                                   JACK R. THOMPSON
                                                   PRESIDENT
                                                   BERGER WORLDWIDE
                                                     PORTFOLIOS TRUST